                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 APRIL 29, 2003

                          COMMISSION FILE NO. 1 - 10421

                             LUXOTTICA GROUP S.p.A.

                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X|        Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes |_|            No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



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[LUXOTTICA GROUP LOGO]                               [OPSM GROUP LIMITED LOGO]


SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON APRIL 29, 2003.

LUXOTTICA GROUP EXPANDS SIGNIFICANTLY ITS RETAIL PRESENCE IN AUSTRALASIA
                    THROUGH ACQUISITION OF AUSTRALIA'S OPSM

MILAN, ITALY AND SYDNEY, AUSTRALIA, TUESDAY APRIL 29, 2003 - Luxottica Group S.p.A. ("Luxottica Group" NYSE: LUX; MTA: LUX), the worldwide leader in the eyewear sector, and OPSM Group Ltd ("OPSM" ASX: OPS), the recognised leader in the Australian eyewear retail industry, today jointly announced that Luxottica Group, through a wholly owned subsidiary, intends to make a recommended cash offer for all the issued shares in OPSM.

Under the terms of the offer, OPSM shareholders as at the record date will receive A$3.90 cash per share, adjusted for any dividend declared by the OPSM Board following this announcement.

The equity value of the consideration capitalises OPSM at approximately A$550 million (EUR 309 million, with an exchange rate of EUR 1.00 = A$1.78) on a fully diluted basis. The conditions of the offer are summarised in Appendix A.

The Board of OPSM intends to unanimously recommend that OPSM shareholders accept the offer from Luxottica Group, in the absence of a superior offer. All OPSM Directors intend to accept Luxottica Group's offer in respect of their personal shareholdings in the absence of a superior offer.

The price of A$3.90 per share provides a substantial premium to OPSM shareholders and represents a 21.9% premium to OPSM's closing price of A$3.20 per share on 24 April, the last day that OPSM shares traded prior to this announcement.

The OPSM Board intends to declare a fully franked dividend of A$0.10 cents per share. The record date for the dividend will be announced shortly, but is expected to be within five days of the despatch of takeover offer documents to OPSM shareholders. The franking credits attached to the dividend will represent up to A$0.03 per share in potential value depending on the tax status of the shareholder.

The Chairman of OPSM, Helen Lynch said: "The directors believe that the offer is in the interests of OPSM shareholders. Over the last couple of years, OPSM has made significant progress in developing into a world-class, focussed optical retailer. We believe the offer represents a fair outcome for OPSM shareholders reflecting the positioning of the company as it embarks upon the next stage of its development."

Mr Jonathan Pinshaw, Managing Director of OPSM, said: "The transaction represents a sensible fit for both companies. OPSM offers Luxottica Group the leading optical retail network in the Australasian region, with key market positions."



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Leonardo Del Vecchio, Chairman of Luxottica Group, said: "The acquisition of
OPSM represents a further step in our strategy to expand our retail business in Australia and New Zealand and it allows us to become the leading player in the Australian prescription segment."

"Our offer plus the assumption of estimated net debt results in an aggregate consideration of A$580 million (Eur 327 Million) and represents approximately eight times Luxottica's view of expected EBITDA for Australia and New Zealand's OPSM operations for calendar year 2003. While this consideration does not take into account the Synergies that Luxottica group expects to generate through this acquisition, it does reflect the expected negative effect due to the impact of SARS in the Hong Kong area. Hong Kong represents approximately 15% of OPSM's estimated calendar year 2003 sales."

"Taking into account that we are consolidating OPSM for the second half of 2003 which, due to seasonality, is the weakest part of the year in those markets, and that we conservatively expect to start exploiting synergies resulting from the consolidation of the business acquired not before the end of 2003, we prefer at this stage not to revise our previously announced expectations of earnings per share (EPS) for fiscal year 2003 of Euro 0.69 or EDADS of US$ 0.76 with an exchange rate of EUR 1.00 = US$ 1.10."

TIMING AND NEXT STEPS

Offer documentation is expected to be despatched to shareholders towards the end of May.

For information about the respective companies, shareholders can visit OPSM at www.opsmgroup.com.au and Luxottica Group at www.luxottica.com.

TRADING UPDATE

OPSM's trading performance has been closely tracking brokers' market expectations this fiscal year. The recent negative impact of SARS on OPSM's Asian operation has been partially offset by the out-performance of the optical business in Australia and New Zealand.

OPSM is undertaking a range of specific initiatives to mitigate against a decline in revenues from Asia including reducing and deferring expenses, seeking rent relief from landlords in line with other retailers in Hong Kong and deferring capital expenditure.

At this stage the estimated net adverse impact in FY03 EBIT in regard to trading performance is expected to be A$3.5 million to A$4 million (EUR 2.0 to 2.3 million). Actual results could differ from this.

ABOUT OPSM

OPSM is the leading optical retailer in Australia, with 481 stores and three brands - OPSM, Laubman & Pank and Budget Eyewear - each targeting a clearly defined market segment. It is also the market leader in New Zealand, with 34 stores, and has expanded into Asia, where it now has 80 stores in Hong Kong, 12 in Singapore and 12 in Malaysia. Total number of OPSM stores as at 31 December 2002 is 619, and OPSM employs around 4,000 people.

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ABOUT LUXOTTICA GROUP S.P.A.

Luxottica group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. the group's products, which are designed and manufactured in six facilities in italy and one in the people's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(r), Revo(r), Arnettetm and Killer Loop(r) brands, in June 1999, and Lenscrafters, the largest optical retail chain in North America, in may 1995. For fiscal 2002, group net sales improved year-over-year by 2.2 percent to Eur 3,132.2 million and net income by 17.6 percent to eur 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

OPSM is being advised by Caliburn Partnership as financial adviser and Mallesons Stephen Jaques as legal adviser.

Luxottica Group is being advised by Goldman Sachs as financial adviser and Freehills as legal adviser.

CONTACT DETAILS:

OPSM GROUP LIMITED                  LUXOTTICA GROUP SPA
Jonathan Pinshaw                    Sabina Grossi, Director, Investor Relations
Managing Director                   Alessandra Senici, Investor Relations
Tel: +61-2 9334 2333                Silvia Cestelli Guidi, Investor Relations

                                    Tel.: +39-02-8633-4665
                                    E-mail:   AlessandraSenici@Luxottica.com
                                                 SilviaCestelli@Luxottica.com


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CALIBURN PARTNERSHIP                GOLDMAN SACHS
Simon Mordant                       Keith Tuffley
Joint Chief Executive               Managing Director
Tel: +61-2 9229 1408                Tel: +612 9320 1080

Ron Malek                           Gilberto Pozzi
Managing Director                   Executive Director
Tel: +61-2 9229 1410                Tel: +44 20 7774 4226

MEDIA ENQUIRIES TO:                 David Baxby
Sefiani Communications Group        Executive Director
Robyn Sefiani                       Tel: +612 9320 1022
Tel:  +61-2 8920 0700


SAFE HARBOUR STATEMENT

Certain statements in this press release are made only by Luxottica Group and may constitute forward looking statements which are based on Luxottica Group management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to Luxottica Group's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, Luxottica Group's ability to successfully introduce and market new products, the Luxottica Group's ability to effectively integrate recently acquired businesses, Luxottica Group's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

                     APPENDIX A SUMMARY OF OFFER CONDITIONS

o Luxottica Group being entitled to compulsorily acquire OPSM's shares under Part 6A.1 of the CORPORATIONS ACT and, either alone or together with a related body corporate, Luxottica Group acquiring full beneficial interests in at least 90% by value of all the securities of OPSM that are shares or convertible into shares

o Obtaining Foreign Investment Review Board (FIRB) approval and New Zealand Overseas Investment Commission approval

o The Australian Competition and Consumer Commission (ACCC) advising that it does not propose to take any action in relation to the offer

o Receipt of all other necessary regulatory approvals, including under US and European competition laws

o No event, change or condition occurs, is announced or becomes known by Luxottica Group, prior to the close of the offer, which has, or could be reasonably expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of OPSM or any of its subsidiaries.
         As at 30 April 2003 Luxottica Group is not aware of any event, change or condition that would cause a breach of this condition

o No profit warnings excluding this announcement, being made by OPSM prior to the end of the offer period

o No material acquisitions or disposals being made by OPSM or any of its subsidiaries prior to the close of the offer

o The S&P ASX200 does not fall below 2,500 for any period of 7 consecutive trading days prior to the close of the offer

o        OPSM not paying a dividend in excess of 10 cents per OPSM share

o Suspension of OPSM's dividend reinvestment plan for the duration of the offer period

o No prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) occurring in relation to OPSM prior to the date which is 3 business days after the close of the offer


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                               [LUXOTTICA LOGO]



SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON MAY 5, 2003.


     LUXOTTICA GROUP ANNOUNCES PROPOSED CASH DIVIDEND FOR FISCAL YEAR 2002,
                    DATES FOR ORDINARY SHAREHOLDERS' MEETING

MILAN, ITALY, MAY 5, 2003 - LUXOTTICA GROUP S.p.A. (NYSE: LUX; MTA: LUX) today announced that its Board of Directors scheduled the Company's Ordinary Shareholders' Meeting for June 25, 2003, on first call, and for June 27, on second call.

At the meeting, the Board of Directors will submit to shareholders for approval, in accordance with Italian Law, the Company's statutory financial statement for fiscal year 2002. Italian Law does not require the approval by shareholders of the Company's consolidated financial statements. As announced on January 30, 2003, Luxottica Group posted, in accordance with U.S. GAAP, the following results for fiscal year 2002:

     o    Consolidated net sales of Euro 3,132.2 million, up year-over-year by
          2.2 percent;

     o    Consolidated operating income of Euro 601.5 million, representing a
          18.1 percent improvement from the previous year;

     o    Net income of Euro 372.1 million, up by 17.6 percent from fiscal year
          2001.

The Board of Directors will also propose the payment to shareholders of a cash dividend for fiscal year 2002 of Euro 0.21 per ordinary share, or Euro 0.21 per American Depositary Share (ADS) (one ADS represents one ordinary share). Last year, shareholders approved the payment of a cash dividend for fiscal year 2001 of Euro 0.17.

If approved, the cash dividend will be paid to holders of record of ordinary shares on June 27, 2003, and to holders of record of ADSs as of July 2, 2003. The ex-dividend date for both holders of ordinary shares and ADSs will be June
30. Luxottica Group will make the dividend payable in Euro to holders of ordinary shares on July 3. The Bank of New York, depositary of Luxottica Group's ordinary shares represented by ADSs, will make the dividend payable in U.S. Dollars to ADS holders on July 10 at the Euro/U.S. Dollar exchange rate as of July 3, 2003.

With respect to the cash tender offer for outstanding shares of OPSM Group Ltd. (ASX: OPS) announced on April 30, 2003, Luxottica Group stated that the acquisition will be financed through debt.

ABOUT LUXOTTICA GROUP S.p.A.
------------------------------------------------------------------------------

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafterS, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.


COMPANY CONTACTS
------------------------------------------------------------------------------

Sabina Grossi, Director, Investor Relations
Alessandra Senici, Investor Relations
Silvia Cestelli Guidi, Investor Relations
LUXOTTICA GROUP S.p.A.
Tel.: +39-02-8633-4665
E-mail: AlessandraSenici@Luxottica.com
         SilviaCestelli@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            LUXOTTICA GROUP S.p.A.


                                            By: /s/ Roberto Chemello
                                            -----------------------------------
DATE: May 6, 2003                           ROBERTO CHEMELLO,
                                            CHIEF EXECUTIVE OFFICER